UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

HELIX BIOMEDIX, INC.

(Name of Subject Company (issuer) and Name of Filing Persons (offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David H. Kirske
Vice President and Chief Financial Officer
Helix BioMedix, Inc.
22122 20th Avenue S.E., Suite 148
Bothell, WA 981021
(425) 402-8400

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Jim D. Johnston, Esq.
11808 Northup Way, Suite W-190
Bellevue, Washington 98005
(425) 893-8273

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$10,568,390	$1,243.90

(1) Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 6,216,700 warrants to purchase shares of common stock at the tender offer price of $1.70 per share.

(2) The amount of the filing fee equals 0.0001177000 of the transaction value.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,243.90
Form or Registration No.: SC TO-1
Filing party: Helix BioMedix, Inc.
Date filed: March 1, 2005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed by Helix BioMedix, Inc., a Delaware corporation (“Helix” or the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to exchange (the “Exchange Offer”) up to 6,216,700 warrants (the “Warrants”) to purchase shares of common stock of the Company, $0.001 par value (the “Warrant Shares”), for shares of its common stock of the Company, $0.001 par value (the “Shares”) as set forth below. The Exchange Offer is being made to the holders of the following Warrants:

•	Warrants to purchase shares of Helix common stock issued as part of the units described in its Private Placement Memorandum dated May 2001 (“2001/2002 Warrants”);

•	Warrants to purchase shares of Helix common stock issued as part of the units described in its Private Placement Memorandum dated September 2002, and amended December 2002 (“2002/2003 Warrants”);

•	Warrants to purchase shares of Helix common stock issued as part of the units described in its Private Placement Memorandum dated November 2003 (“2003 Warrants”); and

•	Warrants to purchase shares of Helix common stock issued as part of the units described in its Private Placement Memorandum dated March 2004 (“2004 Warrants”).

Terms of the Exchange Offer:

The Company is offering to cancel existing Warrant Shares and issue shares of its $0.001 par value common stock (“Shares”) in either (i) a non-cash transaction or (ii) a cash transaction, as follows:

Non-cash Transaction
	To be provided by	To be issued by
Existing Warrants	Warrantholder	Helix
2001/2002 Warrants	1 Warrant Share	0.82 Share

2002/2003 Warrants	1 Warrant Share	0.84 Share

2003 Warrants	1 Warrant Share	0.37 Share

2004 Warrants	1 Warrant Share	0.60 Share

Cash Transaction
	To be provided by	To be issued by
Existing Warrants	Warrantholder	Helix
2001/2002 Warrants	1 Warrant Share & $0.25	1.0 Share

2002/2003 Warrants	1 Warrant Share & $0.25	1.0 Share

2003 Warrants	1 Warrant Share & $0.56	1.0 Share

2004 Warrants	1 Warrant Share & $0.50	1.0 Share

The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Warrant Exchange Circular dated May 3, 2005 (the “Revised Warrant Exchange Circular”), which together with the exhibits thereto, the Press Releases dated March 1, 2005, March 30, 2005 and April 28, 2005, and the Letter to Warrant Holders constitute the Exchange Offer, and are referenced as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule TO. The Exchange Offer materials were mailed to warrant holders on May 3, 2005.

All of the information set forth in the Exchange Offer filed by the Company with the Securities and Exchange Commission (the “SEC”), is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 13 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Revised Warrant Exchange Circular under the heading “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. Helix BioMedix, Inc. is the issuer and the subject company. The address and telephone number of the executive offices of the Company is Helix BioMedix, Inc., 22122 20th Avenue S.E., Suite 148, Bothell, WA 981021, Attn: David Kirske, CFO, (425) 402-8400.

(b) Securities. The subject securities consist of 6,216,700 warrants to purchase common stock of the Company, $0.001 par value. As of March 28, 2005, Helix had 15,211,880 Shares issued and outstanding, and the following Warrants outstanding:

	# of	Per Share
Group	Warrant Shares	Exercise Price	Expiration Date
‘01/’02 Warrants	1,153,000	$1.00	10 years from date of issuance
‘02/’03 Warrants	2,236,200	$1.00	10 years from date of issuance
’03 Warrants	2,413,100	$2.25	3 years from date of issuance
’04 Warrants	414,400	$2.00	5 years from date of issuance

(c) Trading Market and Price. The Warrants are not traded on any exchange. The Company’s common stock is traded over-the-counter under the symbol “HXBM.OB”. The following table sets forth the high and low closing sales prices per share of the Company’s common stock as quoted on the over-the-counter bulletin board (rounded to the nearest cent) for each quarter during the last two years.

	High	Low
Fiscal 2003
First Quarter	$1.00	$0.65
Second Quarter	1.05	0.80
Third Quarter	5.00	0.90
Fourth Quarter	3.25	1.80
Fiscal 2004
First Quarter	$2.15	$1.27
Second Quarter	2.25	1.77
Third Quarter	2.10	1.50
Fourth Quarter	2.00	1.10

On April 15, 2005, the last reported sale price of Helix common stock as reported on the over-the-counter bulletin board was $1.50 per share. As of February 25, 2005, the Company had 827 holders of record and approximately 1,500 beneficial stockholders of its common stock.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Helix is serving as the filing person under the federal securities regulations and is filing this Schedule TO on its behalf as an issuer tender offer. The information set forth in Item (2)(a) above is incorporated by reference. The address and telephone number of each of the Company’s officers and directors set forth below is c/o Helix BioMedix, Inc., 22122 20th Avenue S.E., Suite 148, Bothell, WA 981021, (425) 402-8400.

R. Stephen Beatty, President, Chief Executive Officer and Director
Timothy J. Falla, Ph.D., Vice President and Chief Scientific Officer
David Kirske, Vice President and Chief Financial Officer
David Drajeske, Vice President of Business Development
Randall L-W. Caudill, Ph.D., Director
John C. Fiddes, Ph. D., Director
Jeffrey A. Miller, Ph.D., Director
George A. Murray, Director
Barry L. Seidman, Director
Daniel O. Wilds, Director

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information in the Revised Warrant Exchange Circular under the headings “Summary,” “Risk Factors”, “Price Range of Common Stock and Dividends”, “Capitalization”, “The Exchange Offer”, “Description of Capital Stock”, “Notice to Investors”, “Information Relating to our Executive Officers and Directors” and “Material U.S. Income Tax Considerations”, and exhibits to the Revised Warrant Exchange Circular, are incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to the holders of the Warrants, including any officers, directors and affiliates of the Company who may be holders of the Warrants. The terms of such offer to officers, directors and affiliates, as applicable, are equal to any other holder of the same group of Warrants.

The following officers and directors will be subject to this Exchange Offer and own Warrants as follows:

Executive		# of
Officer/Director	Warrant Group	Warrant Shares
R. Stephen Beatty	’03 Warrants	25,000
George Murray	‘02/’03 Warrants	30,000
Barry Seidman	’04 Warrants	8,750

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The following agreements, arrangements and understandings between Helix and its directors, executive officers and affiliates (collectively the “Helix Parties”) are set forth below.

▪	Rights Agreement between the Company and United Stock Transfer, Inc. as Rights Agent, dated August 21, 2003, as set forth in the Company’s Annual Report for the fiscal year ended December 31, 2003 on Form 10KSB, as filed with the SEC on March 26, 2004

▪	See Material Agreements set forth in Item 11(b), below.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information in the Revised Warrant Exchange Circular under the headings “Summary” and “The Exchange Offer” is incorporated herein by reference. The Company has been advised by several investment bankers that its current capital structure may hinder its ability to effectively complete an institutional financing transaction. The Company believes that a significant reduction in its outstanding warrants will broaden its appeal to institutional investors by allowing it to (i) simplify its capital structure, (ii) reduce the potential future dilutive impact on its earnings per share that could be impacted by the Warrants; and (iii) diminish any overhang on its shares of common stock that the Warrants would cause.

(b) Use of Securities Acquired. The Warrants acquired in the transaction by Helix will be canceled by the Company.

(c) Except as described in this document, there are presently no plans that relate to or would result in:

(1)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Helix;

(2)	Any purchase, sale or transfer of a material amount of assets of Helix;

(3)	Any material change in the present dividend rate or policy, or indebtedness or capitalization of Helix;

(4)	Any change in the present Board of Directors or management of Helix, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5)	Any other material change in the Company’s corporate structure or business;

(6)	Any class of equity securities of Helix to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7)	Any class of equity securities of Helix becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8)	The suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9)	The acquisition by any person of additional securities of Helix, or the disposition of securities of Helix; or

(10)	Any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Helix.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The consideration to be used in the Exchange Offer consists of shares of common stock of the Company. The Company expects to pay fees and expenses in connection with the Exchange Offer from the Company’s working capital.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. See information set forth in Item 4(b), above.

(b) Securities Transactions. The Company is not aware of any transactions in the Warrants during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO or any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer or director of any subsidiary of the Company.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The Board of Directors desires that the tender offer be judged on its merits by each individual shareholder without any undue influence by the Board of Directors regarding each Warrant holder’s decision to accept or reject the tender offer as proposed. The Company is not making any recommendation as to whether holders of Warrant Shares should exchange them. The Company has not retained and does not intend to retain any unaffiliated representative to act solely on behalf of the holders of Warrant Shares for purposes of negotiating the terms of the Exchange Offer. The Company will not pay any commission or other remuneration to any broker, dealer, salesperson, or other person for soliciting tenders of the Warrant Shares. However, the Company’s employees may solicit tenders and will answer inquiries concerning the Exchange Offer. These employees will not receive additional compensation for these services.

The shareholders being solicited should carefully read the information presented in the Exchange Offer and this response and make an independent evaluation of the merits of the proposed Exchange Offer. All Company documents filed electronically on the SEC’s website are available at http://www.sec.gov. As a courtesy to shareholders, this Schedule TO, the Revised Warrant Exchange Circular and accompanying filings are available on the Company’s website, www.helixbiomedix.com.

ITEM 10. FINANCIAL STATEMENTS.

A copy of the Company’s financial statements are set forth in the Revised Warrant Exchange Circular and can be found at http://www.sec.gov.

(a) Financial Information.

The following financial statements and information are incorporated by reference:

(1)	The information set forth in the Revised Warrant Exchange Circular under the caption “Summary Financial Information” and “Capitalization” is incorporated herein by reference.

(2)	The unaudited condensed consolidated financial statements of the Company set forth in the Company’s Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, as filed with the SEC on March 26, 2004, August 2, 2004 and November 12, 2004.

(3)	Earnings Ratio to Fixed Items. Not applicable.

(4)	Book Value Per Share. The book value per share of common stock as of December 31, 2004 was $0.20 per share .

(b) Pro Forma. The information set forth in the Revised Warrant Exchange Circular under the caption “Summary Financial Information” and “Capitalization” is incorporated herein by reference.

(c) Summary Financial Information. The information set forth in the Revised Warrant Exchange Circular under the caption “Summary Financial Information” and “Capitalization” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. The Company is a party to the following material agreements, arrangements, understandings or relationships with the Helix Parties set forth below.

The following agreements were filed as exhibits to the Company’s Annual Report for the fiscal year ended December 31, 2003 on Form 10KSB, as filed with the SEC on March 26, 2004, and are hereby incorporate by reference:

▪	Employment Agreement dated September 24, 2003, effective July 1, 2003 between the Company and Tim Falla

▪	Amendment to Employment Agreement dated December 10, 2003 between the Company and Timothy Falla

▪	Employment Agreement dated September 24, 2003, effective July 1, 2003 between the Company and R. Stephen Beatty

▪	Amendment to Employment Agreement dated December 10, 2003 between the Company and R. Stephen Beatty

▪	Amended and Restated Consulting Agreement with Dunsford Hill Capital Partners dated May 30, 2001 (incorporated by reference from Exhibit 10.7 to the Company’s Form 10-KSB for the year ended December 31, 2001)

▪	Second Amended and Restated Consulting Agreement with Dunsford Hill Capital Partners dated August 15, 2002 (incorporated by reference from Exhibit 10.13 to the Company’s Form 10-KSBA for the year ended December 31, 2002)

The following agreements were filed as exhibits to the Company’s Quarterly Report for the fiscal quarter ended September 30, 2004 on Form 10QSB, as filed with the SEC on November 12, 2004, and are hereby incorporate by reference:

•	Employment Agreement with David H. Kirske dated July 2, 2004

•	Employment Agreement with David Drajeske dated August 12, 2004

ITEM 12. EXHIBITS.

(a)(1)(A) Revised Warrant Exchange Circular dated May 3, 2005 attached hereto and incorporated herein by reference.

(a)(1)(B) Press Release dated March 1, 2005, attached hereto and incorporated herein by reference.

(a)(1)(C) Press Release dated March 30, 2005, attached hereto and incorporated herein by reference.

(a)(1)(D) Press Release dated April 28, 2005, attached hereto and incorporated herein by reference.

(a)(1)(E) Letter to Stockholders dated May 3, 2005 attached hereto and incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David H. Kirske (Signature)
David H. Kirske, Vice President and Chief Financial Officer (Name and title)
May 3, 2005 (Date)